Exhibit 99.1

Alcon and Amgen Sign Collaboration Agreement to Develop and Commercialize Innovative Therapies in Ophthalmology

FORT WORTH, Texas and THOUSAND OAKS, California (APRIL 24, 2006) – Alcon, Inc. (NYSE: ACL), the world’s leading eye care company and Amgen (NASDAQ: AMGN), the world’s largest biotechnology company, today announced a broad, multi-target collaboration to jointly research, develop, and commercialize therapeutics for the treatment of eye diseases. The agreement encompasses multiple biological targets and disease areas within the field of ophthalmology.

Under the terms of the agreement between Amgen and Alcon, Inc.’s affiliates, Alcon Research, Ltd. and Alcon Manufacturing, Ltd., the parties will jointly develop and commercialize candidates for ophthalmic therapies. Amgen will be responsible for providing existing and future molecules that have been or are identified to have potential utility in eye disease and will have the option to co-promote collaboration products. Alcon will lead clinical development and commercialization activities for molecules jointly selected by the companies. Amgen will grant Alcon an exclusive license within the field of ophthalmology for product candidates resulting from the collaboration but will retain rights for all non-ophthalmic uses.

“This agreement is an important step for Alcon that reflects the continued success of our strategic initiative to increase our access to the building blocks of future ophthalmic medicines,” said Cary Rayment, chairman, president and CEO of Alcon, Inc. “Amgen has an extensive pipeline of new compounds that is of great interest to Alcon and this collaboration has the potential to lead to novel treatments for eye diseases, including age-related macular degeneration, glaucoma, allergy and dry eye.”

“Alcon has broad capabilities to explore the utility of our molecules in diseases of the eye and to commercialize eye care products that may come from this collaboration,” said Roger M. Perlmutter, executive vice president, Research and Development, Amgen. “We are optimistic that together, Amgen and Alcon can create innovative therapies that will provide meaningful benefits to patients.”

At Amgen’s election on a product-by-product basis, the parties will either share profits on commercial products or Alcon will pay Amgen performance milestones and royalties. No other financial terms were disclosed.

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About Amgen

Amgen discovers, develops and delivers innovative human therapeutics. A biotechnology pioneer since 1980, Amgen was one of the first companies to realize the new science’s promise by bringing safe and effective medicines from lab, to manufacturing plant, to patient. Amgen therapeutics have changed the practice of medicine, helping millions of people around the world in the fight against cancer, kidney disease, rheumatoid arthritis, and other serious illnesses. With a broad and deep pipeline of potential new medicines, Amgen remains committed to advancing science to dramatically improve people’s lives. To learn more about our pioneering science and our vital medicines, visit www.amgen.com.

About Alcon

Alcon, Inc. (NYSE: ACL) is the world’s leading eye care company with sales of $4.4 billion in 2005. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. For more information on Alcon, Inc., visit the Company’s web site at www.alconinc.com.

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Caution Concerning Forward-Looking Statements (Amgen)

This news release contains forward-looking statements that involve significant risks and uncertainties, including those discussed below and others that can be found in Amgen’s Form 10-K for the year ended December 31, 2005, and in Amgen’s periodic reports on Form 10-Q and Form 8-K. Amgen is providing this information as of the date of this news release and does not undertake any obligation to update any forward-looking statements contained in this document as a result of new information, future events or otherwise.

No forward-looking statement can be guaranteed and actual results may differ materially from those Amgen projects. Discovery or identification of new product candidates or development of new indications for existing products cannot be guaranteed and movement from concept to product is uncertain; consequently, there can be no guarantee that any particular product candidate or development of a new indication for an existing product will be successful and become a commercial product. Further, preclinical results do not guarantee safe and effective performance of product candidates in humans. The complexity of the human body cannot be perfectly, or sometimes, even adequately modeled by computer or cell culture systems or animal models. The length of time that it takes to complete clinical trials and obtain regulatory approval for product marketing has in the past varied and Amgen expects similar variability in the future. Amgen develops product candidates internally and through licensing collaborations, partnerships and joint ventures. Product candidates that are derived from relationships may be subject to disputes between the parties or may prove to be not as effective or as safe as Amgen may have believed at the time of entering into such relationship. Also, Amgen or others could identify side effects or manufacturing problems with Amgen’s products after they are on the market. In addition, Amgen competes with other companies with respect to some of Amgen’s marketed products as well as for the discovery and development of new products. In addition, while Amgen routinely obtain patents for its products and technology, the protection offered by its patents and patent applications may be challenged, invalidated or circumvented by its competitors and there can be no guarantee of Amgen’s ability to obtain or maintain patent protection for its products or product candidates. Amgen cannot guarantee that it will be able to produce commercially successful products or maintain the commercial success of its existing products.

Caution Concerning Forward-Looking Statements (Alcon)

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, relating mainly to Amgen’s and our ability to bring new products to market from this collaboration or to bring them to market in a timely manner. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward- looking statements. Factors that might cause future results to differ include, but are not limited to, the following: this collaboration may never develop any drugs that reach the market, they may reach the market later than other drugs to treat the same conditions or they may not be as effective or safe as such other drugs; the production processes and costs of any potential drugs have not been developed and there is no guarantee that they can be manufactured cost-effectively; changes in government legislation, regulation or reimbursement may reduce the potential revenues from any drugs developed by the collaboration; and other challenges inherent in new product research, development, manufacturing and marketing may not be able to be overcome. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward- looking statements, whether to reflect new information or future events or circumstances or otherwise.

CONTACT: Amgen

Anne McNickle (805) 447-4587 (media)

Tony Gringeri (805) 447-1060 (investors)

www.amgen.com

CONTACT: Alcon

Carol Massey (817) 551-8058 (media)

Doug MacHatton (817) 551-8974 (investors)

www.alconinc.com